KPMG LLP Vaughan Metropolitan Centre 100 New Park Place Suite 1400 Vaughan, ON Canada L4K 0J3 Telephone (905) 265-5900 Fax (905) 265-6390 www.kpmg.ca KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP. Consent of Independent Registered Public Accounting Firm The Board of Directors Sangoma Technologies Corporation We consent to the use of our report dated September 18, 2024 on the consolidated financial statements of Sangoma Technologies Corporation (the “Entity”) which comprise the consolidated statements of financial position as at June 30, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the two-year period ended June 30, 2024, and the related notes (collectively, the “consolidated financial statements”) which is included in this Annual Report on Form 40-F of the Entity for the fiscal year ended June 30, 2024. We also consent to the incorporation by reference of such report in the Registration Statements (No. 333-270918) on Form F-3 and (No. 333-274761) on Form S-8 of the Entity. /s/KPMG LLP Chartered Professional Accountants, Licensed Public Accountants September 18, 2024 Vaughan, Canada